EXHIBIT 15.7

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

July 29, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Draft Offering Statement on Form 1-A

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted June 19, 2015 and July 16, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 17, 2015 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on July 16, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 2 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

General

1.	We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response to Comment No. 1

The Company has advised that it expects all of its assets, other than cash held by it directly, to be held through its wholly-owned and majority-owned subsidiaries (“Subsidiaries”). The Company expects its Subsidiaries to qualify for the exclusion from regulation as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act.

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate”. The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects its Subsidiaries to hold the commercial mortgage loans and other commercial real estate related assets that the Company originates or acquires under this exclusion.

Pursuant to the foregoing, the Company’s Subsidiaries will treat their real estate-related debt investments which will consist of first mortgage loans, B-Notes and mezzanine loans as Qualifying Assets as more fully described below.

•	First Mortgage Loans. The Subsidiaries will hold first mortgage loans that are fully secured by the real estate.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

•	B-Notes. The Subsidiaries will hold B-Notes meeting the following criteria:
o	the applicable Subsidiary will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
o	the B-Notes will be fully secured by real property;
o	the B-Notes will provide the Subsidiary with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;
o	the Subsidiary will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and
o	in the event the mortgage loan becomes non-performing, the Subsidiary will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process. (Capital Trust, Inc. SEC No-Action Letter (Feb. 3, 2009)).

•	Mezzanine Loans. The Subsidiaries will hold mezzanine loans meeting the following criteria:
o	the mezzanine loans will be Tier 1 loans;
o	the mezzanine loans will be made specifically and exclusively for the financing of real estate;
o	the mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
o	the Subsidiary will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);
o	the Subsidiary as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;
o	the true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and
o	the Subsidiary will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)).

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance. Additionally, the Company has updated its disclosure on page 99 distribution period if a secondary market for its common stock develops.

3.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

4.	We note your disclosure indicating that neither Fundrise, LLC nor any affiliated entity involved in the offer and sale of the shares being offered is a member firm of FINRA, and no person associated with you will be deemed to be a broker solely by reason of his or her participation in the sale of your common shares. Please explain why Fundrise, LLC (through its platform www.fundrise.com) is not required to register as a broker-dealer under Section 15(a) of the Exchange Act. Please explain how Fundrise, LLC’s operations and activities (including its offering of securities through its platform, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors on the platform) do not require broker-dealer registration. Please also explain how Fundrise, LLC, and any associated persons, are compensated for such activities.

Response to Comment No. 4

Fundrise, LLC is an affiliate of the Company as the result of both entities being wholly owned subsidiaries of Rise Companies Corp. (“Rise”), the Company’s sponsor. The Fundrise Platform, which is owned by Fundrise, LLC, is a software communication tool to be used by the Company, at no cost, in the offer and sale of its own securities. Fundrise, LLC has no employees and is merely a vehicle through which Rise owns and maintains the Fundrise Platform, as well as the intellectual property associated with the Fundrise Platform.

As described more fully below, as the offering of the Company’s securities will be conducted solely by the issuer and its associated persons, Fundrise, LLC does not need to register as a broker-dealer because:

•	None of Rise, the Company or its associated persons are required to register as a broker-dealer pursuant to the exemption from registration contained in Exchange Act Rule 3a4-1, and the same analysis should apply to Fundrise, LLC as an entity under common control with the Company; and

•	The Fundrise Platform is merely a communications tool to be used by the Company and its associated persons in conducting the offering in accordance with Rule 3a4-1, and none of the functionality of the Fundrise Platform requires Fundrise, LLC to register as a broker-dealer.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Rise, the Company and its Associated Persons are not Brokers

The Company is not required to register as a broker

As stated in Exchange Act Release No. 13195 (January 21, 1977), “the Exchange Act has customarily been interpreted not to require the issuer itself to register as either a broker or a dealer; the issuer would not be effecting transactions for the account of others nor, generally, would it be engaged in the business of both buying and selling its securities for its own account.”

Accordingly, the Company is not required to register as a broker as a result of offering and selling its own securities.

Rise and the Company associated persons are not required to register as brokers

As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.” (emphasis added)

All associated persons of the Company who participate in the offer and sale of securities in this offering will be employees of Rise, the Company’s sponsor, and shall do so pursuant to the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii). Specifically, all associated persons of the Company shall limit their activities to the following:

•	Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation (e.g., via email);

•	Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

•	Performing ministerial and clerical work involved in effecting any transactions in this offering.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

In addition, as the Company associated persons intend to rely on the most stringent exemption contained in Rule 3a4-1 (the “passive sales” exemption of Rule 3a4-1(a)(4)(iii)), “the limited sales activity identified in this [exemption] does not raise significant potential for abuse. Moreover, because the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons” (Release 22172).

Finally, as discussed in more detail below, no associated person of the Company will be compensated for his/her participation in this offering of securities, either through commissions or other remuneration based directly or indirectly on the offer and sale of the Company’s securities. The salaries of the Rise Companies employees who may participate in the proposed offering are in no way dependent, directly or indirectly, upon the success or failure of the proposed offering by the Company.

Accordingly, neither Rise nor its employees (nor the Company or its associated persons) who may participate in the proposed offering are required to register as brokers as a result of the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii).

Applicability of Rule 3a4-1 to Fundrise, LLC

Fundrise, LLC is a wholly owned subsidiary of Rise, and has no employees of its own. The purpose of Fundrise, LLC is to act as a holding company for the ownership of the Fundrise Platform and the intellectual property associated with it. Fundrise, LLC has no other operations and does not generate revenue of any kind.

Given that each of Rise, the Company and its associated persons may rely on 3a4-1 and Staff guidance for an exemption from broker-dealer registration, it follows that Fundrise, LLC, an affiliated entity with no operations or agency, should also be exempt from the requirements of broker-dealer registration. The Company does not believe that the Staff has ever intended to subject an entity with no operations or revenue to the burdens of broker-dealer registration simply as a result of it owning a communications tool that it allows affiliated issuers to utilize for free, especially when, as here, such entity has not and will not take any action that the affiliated issuer, or its associated persons, would not itself be permitted to take under the strict limitations of Exchange Act Rule 3a4-1(a)(4)(iii).

This conclusion is further supported by the fact that there are simply no other indicia of broker-dealer activity present that would require Fundrise, LLC to register as a broker-dealer under the Exchange Act. As discussed in more detail below, Fundrise, LLC does not (i) receive any compensation in any form, (ii) offer or sell securities, (iii) solicit investors, (iv) handle customer funds, or (v) provide investment advice.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

As a result of the foregoing, the Company respectfully submits that a conclusion that Fundrise, LLC is required to register as a broker-dealer as a result of merely providing the Company with the means to conduct its own securities offering would be tantamount to concluding that an issuer cannot conduct its own offering without either engaging a broker-dealer or registering as a broker-dealer itself, and would thus render the exemption contained in Rule 3a4-1(a)(4)(iii) illusory.

Discussion of the Functionality of the Fundrise Platform

As noted above, the Fundrise Platform, and by extension Fundrise, LLC, does not undertake or facilitate any activities that would be impermissible for Rise, the Company or its associated persons pursuant to Exchange Act Rule 3a4-1(a)(4)(iii). Accordingly, the Fundrise Platform does not engage in any of the following activities:

•	Transaction-Based Compensation
•	Offering of Securities
•	Solicitation of Investors
•	Handling of Customer Funds
•	Investment Advice

The following is a detailed description of the functionality of the Fundrise Platform software that the Company intends to utilize in conducting the proposed offering.

Transaction Based Compensation

Neither Fundrise, LLC nor any other person or entity will be compensated in any way in connection with the use of the Fundrise Platform for the offer or sale of securities. The Company and its associated persons will use the Fundrise Platform at no cost.

By being able to utilize the Fundrise Platform at no cost, the Company is able to reduce the fees charged to investors by more than ninety percent (90%) compared to a traditional public non-traded REIT. By building a tool that its affiliated issuers may use for free, Fundrise, LLC eliminates the need for the massive costs associated with using a broker-dealer to conduct an offering. For example, in a traditional public, non-traded REIT, a $100 investment may be immediately reduced in value to only $85 as a result of the myriad of distribution fees (selling commissions, dealer manager fees, etc.) charged by such REIT and its distribution partners (which are almost always affiliates of such REIT).

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Further, the Company believes that providing transaction based compensation to any person, especially those affiliated with the issuer, creates massive conflicts-of-interest that result in there being strong incentives for such persons to engage in conduct that may not be in the best interest of investors. By eliminating this compensation, and limiting the activities of its associated persons solely to those provided for in the “passive sales” exemption of Rule 3a4-1(a)(4)(iii), the Company believes that potential investors would be much better served than in the traditional, fee-heavy distribution model that relies on affiliated broker-dealers to sell securities while receiving transaction-based compensation that creates a clear conflict of interest.

Offering of Securities

The offering of the Company’s securities (and all activities associated with such offering) will be done by the Company and its associated persons in accordance with the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii). No activities occur on the Fundrise Platform without the explicit direction of the Company or its associated persons. The Company and its associated persons are wholly responsible for preparing all communications, offering materials, deal structures, etc.

In this manner, the Fundrise Platform is analogous to other forms of communication and tools that an issuer may utilize in conducting an offering of its own securities, but that, absent other factors, do not cause the owner of such communication tool (e.g., Google / Gmail) to be required to register as a broker-dealer. For example, the Staff has not taken the position that an email management software, financial printer, telecommunications device, database company, or direct mail company are required to register as a broker-dealer merely as a result of providing a means of communication between an issuer and the potential investors it is trying to reach.

Soliciting of Potential Investors

Fundrise, LLC does not solicit investors. The associated persons of the Company would solicit investors through the Fundrise Platform. All communications and solicitations would be prepared by associated persons of the Company and approved by a principal of the Company (in accordance with Exchange Act Rule 3a4-1(a)(4)(iii)). All such communications would clearly be marked as being from the Company or its associated persons, not from Fundrise, LLC.

Handling of Customer Funds

Fundrise, LLC does not hold any investor funds at any time. Rather, as described in response to Comment #6 above, investors would subscribe to purchase shares of the Company, but no funds would be transferred from their external bank accounts until the minimum investment amount was reached. When such minimum amount is reached, such funds would be drawn by the Company and deposited directly into the Company’s bank account, which will then issue the shares purchased by electronically updating its books and records.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

In the time after the minimum offering amount has been reached, investor funds would be drawn directly from such investor’s external bank account by the Company at the time of subscription and deposited directly into the Company bank account.

Neither Fundrise, LLC nor any affiliated entity maintains any bank account in which it holds customer funds.

Giving Advice to Investors on the Platform

Neither Fundrise, LLC nor any entity or person affiliated with Fundrise, LLC provides any investment advice to any investor. The information provided on the Fundrise Platform is merely factual in nature and is not customized towards any individual investor’s financial circumstances. Further, while associated persons of the Company may answer factual questions from potential investors, no such persons have or will provide investment advice in connection with this offering or otherwise. All investment decisions are solely at the discretion of the individual investor.

An affiliate of Fundrise, LLC, Fundrise Advisors, LLC (a wholly owned subsidiary of Rise Companies), has registered as an investment advisor under the Investment Advisors Act of 1940; however, Fundrise Advisors, LLC has not commenced operations, has no clients, and is not presented anywhere on the Fundrise Platform. Nowhere on the Fundrise Platform does Fundrise, LLC or any other entity hold itself out as an investment advisor.

Prior Precedent

The Company also respectfully notes that the Staff has, on three separate occasions, previously allowed the Fundrise Platform to operate in the manner described above with respect to a direct offering by a Fundrise-affiliated issuer pursuant to Regulation A. Specifically, the Staff allowed the following Fundrise-affiliated issuers (and their associated persons) to utilize the Fundrise Platform to conduct their own securities offerings: (i) Fundrise 1351 H Street, LLC; (ii) Fundrise 906 H Street NE, LLC; and (iii) Fundrise 1539 7th Street NW, LLC. How the Company intends to use the Fundrise Platform is no different from how these prior affiliated issuers utilized it in the past.

Finally, the Company notes that the Staff has allowed other companies that operate online platforms, notably LendingClub Corp. and Prosper Marketplace, Inc., to operate without registering as a broker-dealer under the Exchange Act, despite numerous activities that go far beyond the functionality of the Fundrise Platform, and which may give rise to Exchange Act registration requirements, including arguably (i) having possession of customer funds, (ii) receiving transaction based compensation, and (iii) providing investment advice in the form of auto-invest programs.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Conclusion

As a result of the foregoing, the Company respectfully submits that Fundrise, LLC is not required to register as a broker-dealer merely because it owns a communication tool that may be used to conduct offerings by issuers under common control with Fundrise, LLC.

However, in response to the Staff’s comment, the disclosure on page 126 of the Amended Submission has been revised to make clear that it will be the associated persons of the Company that will use the Fundrise Platform as a tool to conduct the offering contemplated hereby, and that such associated persons will rely on the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii).

5.	Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Guide 5 in updating your offering circular to reflect acquisitions during the distribution period.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its offering circular to disclose that the Company will follow the parameters of the undertaking contained in Item 20.D of Guide 5 in updating its offering circular to reflect acquisitions during the distribution period. See page 127 of the Amended Submission.

6.	We note your disclosure indicating that there is no minimum amount required in order to have an initial closing, but that you do not plan to start operations until you have raised at least $1 million. Please explain how the requirement to raise $1 million does not create a minimum condition. We also note that if you do not meet the minimum threshold within 12 months after commencing the offering, you will return all subscriptions, without interest, to any investors that have purchased common shares. Please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Submission to provide that an investor’s subscription will become effective at the time the investor submits a subscription agreement, but that the Company will not draw down on the committed funds until it has received subscriptions for at least $1 million of its common shares. As more fully described in the Amended Submission, investors’ funds will remain at the investors’ bank/financial institution and will be drawn by the Company using an ACH electronic fund transfer through the  Automated Clearing House network only after the minimum threshold has been met.  Any commitment will be revocable until the minimum threshold has been reached. If the Company does not raise $1 million within 12 months, all subscriptions made as of that time will be released.

Cover Page

7.	We note that you will reimburse your Manager for $500,000 of organization and offering expenses, which may be up to 50% of the minimum gross offering proceeds. Please revise note 3 to quantify this amount of offering expenses borne by you, as contemplated by 6 to Item 1(e) of Form 1-A.

Response to Comment No. 7

In accordance with the Staff’s comment, the Company has revised note 3 to quantify the amount of offering expenses borne by the Company, as contemplated by Instruction 6 to Item 1(e) of Form 1-A.

Questions and Answers About This Offering, Page 1

What competitive advantages do we achieve through our relationship with our sponsor?, page 2

8.	It is unclear how the aggregate purchase price of $2.9 billion relates to the aggregate capital offered of $35.7 million. Please separately quantify the amount of capital facilitated and originated and explain the difference in your sponsor’s role in these circumstances to more clearly outline your sponsor’s prior real estate credit experience.

Response to Comment No. 8

The aggregate purchase price of $2.9 billion refers to the total cost of the real estate assets loaned against under the programs. Of the $2.9 billion total project cost, the sponsor provided and offered $35.7 million of the $2.9 billion in capital required to finance these real estate assets through its programs. The remaining $2.8 billion of capital was raised outside of the sponsor’s programs through third party capital sources.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Providing the aggregate purchase price of real estate assets of $2.9 billion illustrates the sponsor’s experience in providing capital for large and complex real estate credit transactions.

In response to the Staff’s comment, the Company has modified the “Our Sponsor’s Prior Investment Programs” section in the Prior Performance Summary to clarify the relationship between the total cost of the real estate projects and the amount raised by the sponsor under each Program.

Offering Summary, page 10

Distributions, page 15

9.	We note your disclosure throughout the offering circular that you have entered into a distribution support commitment with an affiliate of your sponsor to purchase common shares up to $1,000,000 to pay distributions at a rate of least 15% per annum. Please explain to us how you determined it would be appropriate to include an estimated future distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the estimated distribution of 15%.

Response to Comment No. 9

In response to the Staff’s comment, the Company respectfully submits that it believes that an estimated distribution of at least 15% during the distribution support commitment period is appropriate. The Company notes that, as a percentage of the maximum offering amount, the distribution support commitment from Fundrise, LP is approximately four times as large as the example REITs that had been provided to the Staff separately, while the distribution percentage that is to be supported is less than two times as large as such example REITs.

The Company also advises that historical yields on the type of assets they expect to originate and acquire have been approximately 12% to 15%. In addition, because the Company is not engaging an underwriter with a firm commitment to purchase shares or otherwise utilizing the services of a broker-dealer, but rather will be undertaking a best-efforts issuer offering through direct selling efforts as described in response to Comment 6 above, the Company is unlikely to have $50 million worth of common shares outstanding until approximately 12 to 18 months after the launch of the offering. Accordingly, as a result of the foregoing, the Company believes that the distribution support commitment amount will more than adequately support any shortfalls that may occur within the two-year distribution support period.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

To provide additional comfort to investors regarding the ability of Fundrise, LP to pay for the distribution support commitment, Fundrise, LP will enter into a distribution support agreement with the Company, in which it will be obligated to purchase up to $1,000,000 in common shares during the distribution support period in the event that distributions from the Company would be lower than 15% per annum.

The Company further advises that it believes it will be able to deploy proceeds from the offering quickly and efficiently because it will acquire its assets from Fundrise Lending, LLC, an affiliate of the sponsor that originates loans and provides warehousing services, so the Company may acquire income-producing assets immediately without prolonged diligence, closing periods or other delays.

In response to the Staff’s comment, the Company has revised its disclosure in the Amended Submission to reference the “Risk Factors” section and to further clarify that the 15% distribution will only be provided until the $1,000,000 purchase commitment has been exhausted or the two year commitment period expires, whichever is earlier. Further, as disclosed on page 2, once the distribution support commitment period ends, distributions earned by investors will be fully dependent on the yields generated by the Company’s assets, and may be lower than 15% per annum.

Quarterly Redemption Plan, page 17

10.	Please revise your disclosure to clarify the nature of any third-party costs associated with effecting a redemption.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure to clarify the nature of the third-party costs associated with effecting a redemption. See page 17 of the Amended Submission.

Estimated Use of Proceeds, page 50

11.	You state that beginning on the date that you first receive offering proceeds, you will start to reimburse your manager for organization and offering costs. This disclosure appears inconsistent with disclosure on page 9 indicating that you will hold all subscription payments in a segregated bank account until the minimum threshold is met, and if it is not met within 12 months after commencing the offering, that you will return all subscriptions to investors. Please revise your disclosure to clarify this inconsistency.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amended Submission to clarify that the Company will not begin to reimburse the manager for organization and offering costs until the Company has raised from investors a minimum of $1 million and begun operations. Reference is also made to the Company’s response to Comment #6 above.

Principal Shareholders, page 60

12.	Please disclose the natural person(s) with voting and/or investment control of the shares held by Rise Companies Corp.

Response to Comment No. 12

All voting and investment decisions with respect to the Company’s shares that are held by Rise are controlled by the board of directors of Rise.  The board is comprised of four (4) members, with three (3) elected by the common stockholders and one elected by the Series A preferred stockholders. Benjamin Miller and Daniel Miller, who are brothers, beneficially own common stock of Rise that entitle each of them to approximately 45% of the voting control over the election of board members; no other common stockholder controls more than 5% of the voting power of the Rise common shares.  The Rise Series A  preferred stockholders are entitled to one board seat and Renren Lianhe Holdings, is the only preferred shareholder with more than 5% of the vote of the preferred shares with approximately 66.2% of the vote of the Series A preferred stockholders. We have added a footnote (3) to the Amended Submission reflecting the foregoing.

Conflicts of Interest, page 61

13.	Please clarify whether the purchase of mortgage loans or other assets from an unaffiliated borrower through the Fundrise Platform would involve a transaction with an affiliate, given your sponsor’s interest in, and operation of, the Fundrise Platform. If so, please revise your disclosure to explain that the principals of your Manager will receive fees from both you and the Fundrise Platform.

Response to Comment No. 13

In response to the Staff’s comments, the Company has added disclosure that Fundrise Lending, LLC may have a conflict of interest in determining whether to acquire, on behalf of the Company, loans and other assets originated by third parties rather than those originated by Fundrise Lending, LLC in that it generally would not expect to receive any origination or other fees in connection with the acquisition by the Company of a third-party originated loans. However, as noted in the revised disclosure, the Company’s business plan is to use Fundrise Lending, LLC’s and its principals’ expertise in loan origination, which is why the Company expects to primarily purchase loans originated by Fundrise Lending, LLC, rather than loans originated by third parties, and that in any event, the origination fees are payable by the borrower and not the Company.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Investment Objectives and Strategy, page 65

14.	On page 66 you refer to your sponsor’s history of consistently providing attractive dividends to shareholders. It is unclear how your prior performance table III, included in Appendix A, supports this statement. Please revise your disclosure to remove this statement or advise us as to why it is appropriate.

Response to Comment No. 14

In response to the Staff’s comment, the disclosure identified by the Staff has been removed.

Valuation Policies, page 98

15.	Please provide us, on a supplemental basis, with your template for future NAV disclosures. Please also clarify how you will provide NAV information after closing of the offering.

Response to Comment No. 15

Please see Appendix A for the template the Company expects to use for future NAV disclosures. After closing of the offering, the Company will disclose NAV on a quarterly basis in a quarterly offering circular supplement filed on EDGAR. Additionally, the Company will present the updated NAV amount to investors on the Fundrise Platform, most likely within their “Portfolio” page on the sponsor’s website. Please also refer to the response to Comment No. 17 below.

16.	You state that your accountants will calculate NAV per share. Please clarify if you refer to your outside independent accountants, and if so, please confirm whether you intend that your quantitative NAV disclosures will be expertised. If your NAV disclosures will be expertised, please file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

Response to Comment No. 16

The Company has advised that it intends for its internal accountants to calculate the NAV per share values, and that such NAV disclosures would not be expertised. To clarify, the disclosure contained on page 98 has been revised to state that the NAV determinations will be made by internal accountants of the Company.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Quarterly NAV Share Price Adjustments, page 98

17.	We note that you will update NAV on a quarterly basis, beginning six months following commencement of the offering. Please revise to clarify how you will notify investors, and convey material information, if a material event occurs in between quarterly updates of NAV which would result in a significant (>5%) move from the last NAV disclosed in the offering circular (e.g. the last quarterly or other update).

Response to Comment No. 17

If a material event occurs in between quarterly updates of NAV that would cause the Company’s NAV per share to change by 5% or more from the last NAV disclosed in the offering circular (including any supplements thereto), the Company will disclose the updated price in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on the Company’s website. In addition, the Company will file with the Commission a Current Report on Form 1-U to provide a description of the material event to the extent required by Form 1-U.

Appendix B – Form of Subscription Agreement

18.	We refer you to section 3.5 of the form of subscription agreement, which indicates that a buyer must represent that it has “carefully read and is familiar with the terms and provisions of this Agreement, the Offering Circular and the Operating Agreement,” and that it “received all information that it considers necessary or appropriate for deciding whether to purchase the Common Shares.” Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Response to Comment No. 18

In response to the Staff’s comment, Section 3.5 of the Subscription Agreement has been revised to remove the language cited by the Staff.

19.	The indemnification provisions in section 6 appear extremely broad and seem to require a purchaser to indemnify the company against “all losses, costs, claims, expenses and damages of every kind” resulting from a the failure of the subscriber to fulfill any of the terms or conditions of the agreement, any breach of any representation or warranty under the agreement, or from any wrongful acts, omissions and representations. Please revise your offering circular to highlight the indemnification provisions and how they apply to investors. For example, please clarify for what amount an investor should expect to indemnify the company. In addition, please explain how that amount would be determined.

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

Response to Comment No. 19

In response to the Staff’s comment, Section 6 of the Subscription Agreement has been removed.

20.	Please revise the offering circular to highlight the arbitration provision contained in section 12. Please discuss potential adverse consequences of the arbitration provisions on investors and whether this provision will apply to any claims that may be brought in connection with the offering. Please similarly discuss the effect of section 12(f) of the agreement on investors and the extent to which it limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

Response to Comment No. 20

In response to the Staff’s comment, the offering circular has been revised to include a risk factor describing the potential adverse consequences of the arbitration provisions, that the provision applies to claims that may be brought in connection with the offering, and how Section 12(f) of the Subscription Agreement limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. See page 41 of the Amended Submission.

[Remainder of this page left intentionally blank]

Ms. Sonia Barros

Division of Corporation Finance

July 29, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Chief Financial Officer and Treasurer

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

Appendix A

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Real Estate Investment Trust, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our quarterly net asset value (“NAV”) per common share;

•	the components of NAV as of _________, 20__;

•	[the status of our share redemption plan;]* and

•	[our historical share pricing information.]* _______________________ *as applicable

Quarterly Pricing Supplement

As of _________, 20__, our NAV per common share is $_____. This NAV per common share shall be effective through _________, 20__, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	September 30, 2015	June 30, 2015
ASSETS:
Investments in securities, at fair value	$222	$111
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (20,000 common shares at $10 per share)	$200	$200
Additional paid in capital	-	-
Retained earnings	600	200
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE	$40.00	$20.00

___________

As described in “Valuation Policies” in our offering circular, our internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities provided periodically by our independent valuation expert in individual appraisal reports of the underlying real estate, as they may be updated upon certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The calculation of our NAV per common share is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. Our published NAV per common share may not reflect the precise amount that might be paid for your shares in a market transaction. Purchases and repurchases of shares of our common stock will be made based on the then-current NAV per common share.

If a material event occurs in between quarterly updates of NAV that would cause our NAV per common share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement and on the Fundrise Platform website as promptly as reasonably practicable.

Our current NAV per common share can also be found on the Fundrise Platform website, www.fundrise.com.

[Share Redemption Plan Status

During the quarter ended _________, 20__, ____ common shares were redeemed pursuant to our share redemption plan.]*

[Historical Share Pricing Information ]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from ______, 20__ to _________, 20__

Date	NAV per share
_________, 20___	$___
_________, 20___	$___
_________, 20___	$___
_________, 20___	$___
_________, 20___	$___

___________________________
*as applicable

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

September 8, 2015

VIA EDGAR AND OVERNIGHT MAIL

Mr. Tom Kluck Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted July 29, 2015
CIK No. 0001645583

Dear Mr. Kluck:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in (i) a letter dated August 19, 2015 (the “Comment Letter”) and (ii) a telephone conversation with Rochelle Plesset of the Division of Investment Management (the “Telephone Comments”) with respect to Amendment No. 2 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on July 29, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 3 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. With respect to the Telephone Comments, we have paraphrased the comment in italics with the responses immediately following each comment.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Offering Summary, page 10

Distributions, page 15

1.	We note your response to comment 9 of our letter dated July 17, 2015. We continue to note that you have limited assets and no revenues or operating history; thus, it does not appear that you have a reasonable basis for the estimated distribution. Please revise to remove the estimated distribution or further explain to us how the estimated distribution is appropriate.

Response to Comment No. 1

The distribution discussion contained on page 15 of the offering circular is not an estimate of distributions; rather, it is a target distribution on shareholders’ invested capital, which if not achieved triggers the distribution support commitment. Fundrise, LP, an affiliate of the Company’s sponsor, is contractually obligated to purchase up to $1,000,000 of the Company’s shares, until December 31, 2017, to the extent that distributions paid by the Company for any calendar quarter exceed its adjusted funds from operations (“AFFO”) for such quarter. In the event that distributions declared by the Company exceed the Company’s AFFO, Fundrise, LP will purchase shares at the then NAV per share for a purchase price equal to the amount of the excess distribution. The net proceeds of such sales will be used to support the distribution payments to the Company’s shareholders.

The Company intends to declare distributions in an amount that would produce a 15% cumulative, non-compounded annual return on and of shareholders’ invested capital until the distribution support commitment expires, which is the earlier of (i) the purchase by Fundrise, LP of an aggregate $1,000,000 in common shares, or (ii) December 31, 2017. Fundrise, LP will only be required to purchase shares pursuant to the distribution support agreement on distribution amounts that provide shareholders with a 15% cumulative, non-compounded annual return on and of invested capital, prorated for such quarter, or less. Thus, to the extent that the distributions declared by the Company exceed the Company’s AFFO for a quarter, and to the extent that the distribution support commitment is still in effect, Fundrise, LP will be obligated to purchase common shares to cover the excess distribution payment.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

The Company acknowledges that the date on which the distribution support commitment will expire depends in part upon the Company’s quarterly AFFO (because the less AFFO that the Company produces in a quarter, the more common shares Fundrise, LP will be required to purchase to match the 15% distribution, so the sooner Fundrise, LP will purchase an aggregate $1,000,000 shares). The Company also acknowledges that the level of distributions will likely be lower after the distribution support commitment expires, because at that point the Company’s distribution level will be fully dependent on the yields generated by the Company’s assets, without assistance from the distribution support commitment.

In response to the Staff’s comment, the Company has revised the disclosure to reflect the foregoing and believes that the mechanics of the distribution support commitment and the related risks, as described above, are clearly and accurately disclosed in the Amended Submission.

Further, the Company acknowledges that the Distribution Support Agreement is a material contract that is required to be filed pursuant to Item 17 of Form 1-A, and as such, the details of the Distribution Support Agreement are required to be disclosed in the offering circular. To facilitate the Staff’s review, a copy of the draft Distribution Support Agreement has been attached to this letter on Annex A.

Valuation Policies, page 98

2.	We note your response to our previous comment 15. Please explain to us the methodologies that will be used to determine the fair values.

Response to Comment No. 2

The assets held by the Company will consist primarily of securities defined as debt pursuant to ASC 320. In some instances, the Company may hold equity securities, for which the valuation methodology is described below.

For securities defined as debt pursuant to ASC 320, which are “Held to Maturity”, the Company will use amortized cost and assess whether such debt securities have “other than temporary impairment” on a quarterly basis. To determine whether debt securities have “other temporary impairment” (as provided for in ASC 320-10-35-30), the Company will first assess whether the security’s fair value is less than its amortized cost basis. Such indications of impairment may include: delinquency of interest payments exceeding 90 days, material changes in market interest rates, and/or other observed indicators of distress to the underlying asset. In instances where impairment exists (the debt securities’ fair value is less than its amortized cost basis) the Company will then consider whether there is an intent to sell or whether it is more likely than not that the Company will be required to sell the impaired debt security before recovery of its amortized cost basis. In determining the value of credit losses, the Company will use the methodology described below to determine the present value of cash flows expected to be collected.

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

For equity securities where a readily determinable fair value is not available and for available for sale debt securities, the Company will use an Income Approach to measure fair value on a quarterly basis. As described in ASC 820-10-55-3F, an income approach converts future cash flows to a single, discounted amount. As further described in ASC 820, the Company will utilize the Fair Value Hierarchy to assess the reliability of inputs utilized in the valuation methodology. Most assets held by the Company are highly illiquid and unlikely to have significant observable inputs. Accordingly, most assets held by the Company are expected to be level 3, where the use of significant unobservable inputs is required to measure fair value.

The Income Approach methodology utilized by the Company will reflect all observable market data at the initial measurement date, but may rely on unobservable inputs to measure fair value in subsequent periods. Unobservable inputs in subsequent periods are expected to include specific data on similar credit or non-participating securities including: discount rates, default rates, and loss severity rates. For participating equity securities, the Company will assess discount rates and capitalization rates (the direct capitalization approach) for the determination of fair value. As the Company is expected to acquire assets at fair value, the valuation technique will be calibrated at initial recognition so the result of the valuation technique equals the transaction price as per ASC 820-10-35-24C. Subsequent changes to inputs in the valuation technique may give rise to a fair value adjustment. To the extent the Company holds liabilities, which are economically related, the same fair value technique will be applied for the related liabilities.

Appendix B – Form of Subscription Agreement

3.	We note your revisions in response to comment 18. Section 3.5 continues to require that a subscriber represent they have “carefully read” the terms and provisions of this Agreement, the Offering Circular and the Operating Agreement. Please revise or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the subscription agreement to delete the language identified in the comment.

Telephone Comment[s]

Investment Advisers Act of 1940

4.	In a telephone conversation with Rochelle Plesset of the staff of the Division of Investment Management on August 27, 2015, Ms. Plesset asked us to describe our analysis of the registration of our manager under the Investment Advisers Act of 1940.

Response to Comment No. 4

In response to the Staff’s comment, our manager, Fundrise Advisors, LLC, is currently registered as an investment adviser with the Securities and Exchange Commission as an Internet adviser relying on Rule 203A-2(e). Rule 203A-2 (e) provides that the prohibition on Commission registration does not apply to Internet investment advisers. An Internet investment adviser is generally defined by Rule 203A-2(e) as an investment adviser that, among other things, provides investment advice to all of its clients exclusively through an interactive website, except that the investment adviser may provide investment advice to fewer than 15 clients through other means during the preceding twelve months. The Company is the sole client of Fundrise Advisors, LLC that receives investment advice through means other than its interactive website.

[Remainder of this page left intentionally blank]

Mr. Tom Kluck

Division of Corporation Finance

September 8, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Chief Financial Officer and Treasurer

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

ANNEX A:

Distribution Support Agreement

[see attached]

DISTRIBUTION SUPPORT AGREEMENT

THIS DISTRIBUTION SUPPORT AGREEMENT (this “Agreement”) dated as of September __, 2015, by and between Fundrise, LP (“LP”) and Fundrise Real Estate Investment Trust, LLC (the “Company”).

WHEREAS, the Company has qualified for sale (the “Offering”) a maximum of $50,000,000 of its common shares (the “Shares”) pursuant to a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended;

WHEREAS, the net proceeds of the Offering will be invested in a diversified portfolio of commercial real estate loans, commercial real estate and other select real estate-related assets;

WHEREAS, to provide additional funds to support the Company’s cash distributions to holders of the Shares (the “Shareholders”), the Company and LP desire to enter into this Agreement, pursuant to which LP shall purchase up to an aggregate of $1,000,000 in Shares in accordance with the terms set forth herein;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. The following terms, when used herein, shall have the following meanings:

“AFFO” means the Company’s adjusted funds from operations as disclosed in the Company’s Periodic Report filed with respect to the applicable period.

“Affiliate” means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person.

“Agreement” has the meaning set forth in the recitals.

“Business Day” means any day other a Saturday, a Sunday or a day on which banks are required or permitted to close in Washington, DC.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Company” has the meaning set forth in the recitals.

“Distribution Shortfall” means with respect to any calendar quarter during the Term ending on or prior to December 31, 2017, the amount by which Quarterly Distributions exceed AFFO for such quarter or, in the event AFFO is negative, the amount of the Quarterly Distributions for such quarter.

“Fundrise Manager” means Fundrise Advisors, LLC.

“Invested Capital” means the amount calculated by multiplying the total number of Shares purchased by Shareholders by the Issue Price, reduced by (i) any amounts paid by the Company to repurchase Shares pursuant to the Company’s plan for redemption of Shares and (ii) any distribution amounts that constitute a “return of capital” for U.S. federal income tax purposes, including without limitation liquidating distributions made to Shareholders and net sale proceeds distributed to Shareholders as a result of the sale of one or more of the Company’s investments to the extent such distributions constitute a return of capital.

“Issue Date” has the meaning set forth in Section 3(b) hereof.

“Issue Price” means the gross price per Share the original purchasers of Shares paid to the Company for the Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Shares).

“LP” has the meaning set forth in the recitals.

“Offering” has the meaning set forth in the recitals.

“Operating Agreement” means the Amended and Restated Operating Agreement of the Company, dated as of [_____], 2015, as amended from time to time.

“Purchase Price” means, as of any given date, the per share price payable in the Offering.

“Periodic Report” means the Company’s current report on Form 1-U, semi-annual report on Form 1-SA or annual report on Form 1-K, as applicable.

“Person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Internal Revenue Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Quarterly Distributions” means the aggregate amount of cash distributions paid to Shareholders during a calendar quarter.

“SEC” means the United States Securities and Exchange Commission.

“Shares” has the meaning set forth in the recitals.

“Shareholders” has the meaning set forth in the recitals.

“Shareholders’ 15% Return” means, as of any date, an aggregate amount equal to a 15% cumulative, non-compounded, annual return on and of Invested Capital (calculated like simple interest on a daily basis based on a 365 day year). For purposes of calculating the Shareholders’ 15% Return, Invested Capital shall be determined for each day during the period for which the Shareholders’ 15% Return is being calculated.

“Threshold Amount” means an amount equal to the Shareholders’ 15% Return, prorated for such quarter.

“Term” has the meaning set forth in Section 4 hereof.

2. Share Purchase Commitment. In the event of a Distribution Shortfall for any calendar quarter during the Term, LP shall purchase Shares from the Company in an amount no less than the Distribution Shortfall; provided, however, that LP shall not be obligated to purchase Shares for any quarter in which AFFO for such quarter exceeds the Threshold Amount and further provided, that LP’s obligation to purchase Shares pursuant to this Agreement shall be limited to an aggregate of $1,000,000 in purchase amount. Any Shares purchased by LP pursuant to this Section 2 shall be purchased pursuant to the Offering and at the Purchase Price in effect as of the date of purchase of the Shares.

3. Procedure for Purchase of Shares.

(a) In the event of a Distribution Shortfall, the Company shall deliver to LP a written notice within ten (10) Business Days following the Company’s filing with the SEC of its Periodic Report that discloses the Company’s AFFO for such calendar quarter specifying the number of Shares to be purchased by LP pursuant to Section 2 above and the Company’s calculation of the Distribution Shortfall.

(b) On the fifth Business Day following the delivery of such notice (the “Issue Date”), the Company shall issue to LP the Shares being sold against LP’s delivery of an executed subscription agreement for the Offering and payment of the purchase price for such Shares by wire transfer of immediately available funds.

4. Term. This Agreement shall be in effect until the earlier of (a) December 31, 2017; (b) the date on which LP has purchased an aggregate amount of Shares pursuant to this Agreement equal to $1,000,000; or (c) the date upon which neither Fundrise Manager nor another Affiliate of LP is serving as the Company’s Manager (as such term is defined in Operating Agreement) with responsibility for the Company’s day-to-day operations (the “Term”).

5. Notices. All notices shall be in writing and shall be given or made, by delivery in person or by guaranteed delivery overnight courier to LP at the address set forth below:

Fundrise, LP
1519 Connecticut Ave., Suite 200
Washington, DC 20036

or to such other address as LP may designate to the Company in writing. Notices shall be effective upon receipt in the case of personal delivery or one Business Day after being sent in the case of delivery by overnight courier.

6. Voting Agreement. LP agrees, and shall cause any of its Affiliates to whom it may transfer Shares to agree on behalf of itself and to require any subsequent transferees that are Affiliates to agree that, with respect to any Shares purchased pursuant to this Agreement or otherwise acquired, it will not vote or consent on matters submitted to the Shareholders, including without limitation, the removal of Fundrise Manager or any of its Affiliates as the Company’s Manager (as such term is defined in the Operating Agreement). This voting restriction shall survive until such time that Fundrise Manager or any of its Affiliates is no longer serving as the Company’s Manager.

7. Assignment; Third Party Beneficiaries. This Agreement may not be assigned by either party; provided, however, that LP may assign its obligations under this Agreement to any one or more of its Affiliates, but no such assignments shall relieve LP of its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto.

8. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without reference to conflict of law provisions.

9. Amendment. No amendment, modification or waiver of this Agreement will be valid unless made in writing and duly executed by each party hereto.

10. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts.

[The remainder of this page is intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Title:	Manager

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

FUNDRISE, LP

By:	Fundrise GP I, L.L.C.
Title:	General Partner

By:	Fundrise Management, L.L.C.
Title:	Member

By:	Rise Companies Corp.
Title:	Member

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

October 2, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC
Draft Offering Statement on Form 1-A
Amendment No. 3 to Draft Offering Statement on Form 1-A
Submitted September 8, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 23, 2015 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on September 8, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 4 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sonia Barros

Division of Corporation Finance

October 2, 2015

Distribution Support Commitment, page 16

1.	We note your response to Comment 1. We continue to believe that you lack a reasonable basis to present a targeted distribution of 15%. Please revise your disclosure to clearly explain that 15% is merely the maximum amount which Fundrise, LP is obligated to contribute pursuant to the Distribution Support Agreement. In addition, please explain that the dilution that investors will experience as a result of the additional shares issued to Fundrise, LP may also negatively impact the amount per share they receive upon a liquidity event and include cautionary language clarifying that you are not obligated to pay a distribution at a particular rate even though the distribution support agreement may support a particular distribution. Please also provide additional context regarding the distribution support period by stating the earliest date on which the agreement may terminate, assuming the Distribution Support Agreement fully funds distributions to shareholders and the maximum offering amount is sold.

Response to Comment No. 1

In response to the Staff’s comment, and as discussed telephonically with the Staff, the Company has revised the disclosure related to the distribution support commitment on pages 2, 16, 23 and 88 of the Amended Submission.

[Remainder of this page left intentionally blank]

Ms. Sonia Barros

Division of Corporation Finance

October 2, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michael S. McCord, Chief Financial Officer and Treasurer
Rise Companies Corp.

David Perechocky, Esq.
Goodwin Procter LLP

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

October 30, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sonia Gupta Barros Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Draft Offering Statement on Form 1-A

Amendment No. 4 to Draft Offering Statement on Form 1-A

Submitted October 2, 2015
CIK No. 0001645583

Dear Ms. Barros:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 16, 2015 (the “Comment Letter”) with respect to Amendment No. 4 to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001645583) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on October 2, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 5 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

Any adverse changes in Fundrise, LP’s financial health could result in Fundrise, LP being unable to fund its distribution support commitment, which could adversely impact our operating performance and the return on your investment, page 23

1.	Please revise the second paragraph of this risk factor to eliminate reference to a distribution amount of 15%.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the second paragraph of the abovementioned disclosure on page 23 of the Amended Submission to eliminate reference to a distribution amount of 15%.

Estimated Use of Proceeds, page 50

2.	Footnote 1 indicates that there is no minimum amount required in order to have an initial closing, however, you also state that if you do not raise $1,000,000 within 12 months you will cancel the offering and release all investors from their commitments. Please reconcile this disclosure. In this regard, we note your reference to a $1,000,000 million minimum sales threshold on page 124 and in your Form of Subscription Agreement. Please revise the disclosure on page 50 or tell us how the $1,000,000 referenced amount does not create a minimum sales threshold.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised Footnote 1 on page 50 of the Amended Submission.

Shared Services Agreement, page 53

3.	It appears that the shared services agreement may be a material contract required to be filed. Please revise your Index to Exhibits and file the shared services agreement with a future amendment or advise us why you do not believe it is required to be filed. Refer to Item 17 of Form 1-A.

Response to Comment No. 3

In response to the Staff’s comment, the Company respectfully notes that the shared services agreement was previously submitted as Exhibit 6.3 to the Offering Statement and listed as Exhibit 6.3 in the Exhibit Index. The Company is re-filing the shared services agreement with the Amended Submission.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

4.	On page 53 you state that “[t]he fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement.” In contrast, on page 14 you state that “[t]he expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement.” Similar disclosure is presented on page 6. Please revise to reconcile these statements or advise.

Response to Comment No. 4

In response to the Staff’s comment, the Company respectfully submits that the reimbursement referenced on page 53 is different from the reimbursement obligations of the Company discussed presented on pages 6 and 14.

Page 53 relates to the fee paid by our Manager to Rise Companies Corp. (i.e., the Sponsor) pursuant to the shared services agreement and affirmatively states that the Company will not be required to reimburse the Manager for any fees it pays to the Sponsor.

Pages 6 and 14, are meant to discuss the expenses for which the Manager is entitled to receive reimbursement from the Company and explains that if the Manager is entitled to reimbursement for such expenses under the operating agreement, that the Sponsor is also entitled to seek reimbursement from the Manager for such expenses under the shared services agreement, whether provided to the Manager on behalf of the Company or directly to the Company.

We have revised the disclosure on page 53 of the Amended Submission to clarify this distinction.

Minimum Purchase Requirements, page 126

5.	We note that your Manager may waive or modify the minimum investment requirement in its sole discretion. Please revise to explain the factors the Manager will take into account in deciding whether to waive the minimum investment requirement and tell us how you will notify investors if you waive or modify the minimum investment requirement.

Response to Comment No. 5

In response to the Staff’s comment, the Company has determined to eliminate the Manager’s ability to waive or modify the minimum investment requirement. The Amended Submission has been revised throughout to reflect this change.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

Exhibits

6.	We note that you filed a number of “form of” agreements. We also note that significant disclosure in the offering circular relates to terms contained in the form of exhibits. Please confirm that the final agreements will be the same in all material respects to the “form of” agreements on file. We also note that exhibit 2.2 is an unexecuted copy of the company’s Operating Agreement. Please file the executed copy or advise.

Response to Comment No. 6

In response to the Staff’s comment, the Company confirms that the final agreements will be the same in all material respects to the form of agreements on file. If the agreements are modified in any material way, the Company will re-file the form of agreements. Additionally, the Company will file an executed copy of the operating agreement.

Telephone Comments

7.	Please confirm that the accountant’s consent will be filed together with the initial public filing of the Offering Statement.

Response to Comment No. 7

The Company has confirmed that the accountant’s consent will be filed together with the initial public filing of the Offering Statement. In addition, we have supplementally included with this letter a draft of such consent for the Staff’s review.

8.	In connection with the Investment Company Act of 1940, as amended (the “Investment Company Act”), please revise the Offering Statement to include: (i) an explanation of the interpretation of voting securities with respect to entities that do not have a board of directors; (ii) risk factors relating to Section 3(c)(5)(C) of the Investment Company Act; (iii) a description of qualifying real estate assets; and (iv) the miscellaneous “clean-up” comments discussed with the Staff.

Response to Comment No. 8

In response to the Staff’s comments, the Amended Submission has been revised throughout to include: (i) an explanation of the interpretation of voting securities with respect to entities that do not have a board of directors; (ii) risk factors relating to Section 3(c)(5)(C) of the Investment Company Act; (iii) a description of qualifying real estate assets; and (iv) the miscellaneous “clean-up” comments.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Controller

Rise Companies Corp.

Ms. Sonia Gupta Barros

Division of Corporation Finance

October 30, 2015

Draft Accountant’s Consent

---PRELIMINARY DRAFT--- For Review and Discussion --Subject to Change— Not to be Reproduced	1861 International Drive Suite 400 McLean, VA 22102 T +1 703 336 6400 F +1 703 336 6401 www.rsmus.com

Consent of Independent Auditor

We consent to the use in this Regulation A Offering Circular on Form 1-A of Fundrise Real Estate Investment Trust, LLC of our report dated June 19, 2015, relating to our audit of the balance sheet as of May 31, 2015.

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McLean, Virginia

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